TASEKO ANNOUNCES NEW BOARD APPOINTMENT

January 10, 2019, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE American: TGB) (“Taseko” or the "Company") is pleased to announce the appointment of Kenneth W. Pickering to its Board of Directors as an independent, non-executive director. He will also serve as Chair of Taseko’s Environmental, Health & Safety Committee of the Board of Directors.

Mr. Pickering is a Professional Engineer and mining executive with 45 years of experience in the natural resources industry, building and operating major mining operations in Canada, Chile, Australia, Peru and the US. Mr. Pickering is currently an international mining operations and project development private consultant. Prior to this role he held a number of senior positions worldwide over a 39 year career with BHP Billiton Base Metals including President of Minera Escondida Ltda. He is a graduate of the University of British Columbia (BASc) and AMP Harvard Business School.

Mr. Pickering was intimately involved in the planning, development and initial operation of the Escondida copper project and through several subsequent expansion phases that placed Escondida as the single largest copper mine in the world, producing 1.4 million tonnes of copper per year.

Mr. Ron Thiessen, Chairman of the Board of Taseko commented, “Ken brings a tremendous amount of experience in mine development, construction and operation to Taseko. His depth of knowledge and involvement in some of the largest mines in the world will be invaluable to Taseko as we advance our growth strategy through the development of our pipeline of projects. We are excited to have Ken join us at such a pivotal time for our Company.”

Mr. Pickering is also a director of Teck Resources Limited, Endeavour Silver and Northern Dynasty Minerals Ltd.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.